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                                                                       Exhibit 8

                                March 17, 1995

The Members of the Board of Directors
Resource Recycling Technologies, Inc.
300 Plaza Drive
Vestal, New York  13850

Gentlemen:

     You have requested our opinion, as of this date, as to the fairness, from a financial point of view, to the holders of the outstanding shares of Common Stock, par value $1.00 per share (the "Company's Common Stock"), of Resource Recycling Technologies, Inc., a Delaware corporation (the "Company"), of the consideration to be received by such holders in connection with the proposed Offer and Merger hereinafter referred to.

     Pursuant to the draft Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 17, 1995 among the Company, Waste Management, Inc., an Illinois corporation, and Acquisition Sub, Inc. a Delaware corporation and wholly owned subsidiary of Acquiror ("MergerCo"), the Company and MergerCo will enter into a business combination transaction pursuant to which, on the terms and subject to the conditions contained in the Merger Agreement, MergerCo will commence a tender offer (the "Offer") to purchase for cash any and all shares of the Company's Common Stock. Pursuant to the Offer, among other things, MergerCo will offer to pay net to the seller in cash and without interest, $11.50 per share of the Company's Common Stock. The Merger Agreement provides that following the successful completion of the Offer, MergerCo will be merged with and into the Company (the "Merger") in accordance with the applicable provisions of Delaware law and the terms of the Merger Agreement. Pursuant to the Merger Agreement, the Company's Common Stock not tendered to MergerCo pursuant to the Offer that remains issued and outstanding immediately prior to the effective time of the Merger would be converted into the right to receive the same consideration payable pursuant to the Offer for the Company's Common Stock.

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Members of the Board of Directors
March 17, 1995
Page 2



     As you know, (i) Allen & Company Incorporated, the owner of 664,806 shares of the Company's Common Stock (or approximately 23% of the Company's fully diluted shares of outstanding Common Stock), has acted as financial advisor to the Company in connection with the Offer and Merger and will receive a fee for its services to the Company pursuant to the Engagement Letter Agreement dated March 9, 1995 by and between the Company and Allen & Company Incorporated; and
(ii) Mr. Paul A. Gould, who owns 150,000 shares of the Company's Common Stock (or approximately 5% of the Company's fully diluted shares outstanding) and serves as a Director of the Company, is also a Managing Director of Allen & Company Incorporated. At the Company's request, each of Allen and Mr. Gould will execute an Agreement with Acquiror and MergerCo pursuant to which they have agreed to tender their Company Common Stock pursuant to the Offer.

     In arriving at our opinion, we have among other things:

     (i) reviewed the terms and conditions of the Merger Agreement and related agreements;

     (ii) analyzed certain historical business and financial information relating to the Company, including all publicly available documents filed with the Securities and Exchange Commission over the last five years;

     (iii) reviewed certain internal management reports since 1990 and recent presentations to the Board of Directors regarding the financial performance and condition of the Company;

     (iv) reviewed certain budgetary data provided to us by the Company relating to its business, earnings, assets and financial forecasts for 1995;

     (v) conducted discussions with members of the senior management of the Company with respect to the financial condition, business, operations, strategic objectives and prospects of the Company, including the effect of commodity prices on the Company's financial results;
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Members of the Board of Directors
March 17, 1995
Page 3



     (vi) reviewed and analyzed public information, including certain stock market data and financial information relating to selected public companies which we deemed generally comparable to the Company;

     (vii) reviewed the liquidity of the Company's Common Stock, including the market reaction to public announcements regarding the Company;

     (viii) reviewed the trading history of the Company's Common Stock, including its performance in comparison to market indices, commodity prices, and to selected companies in comparable businesses;

     (ix) reviewed public financial and transaction information relating to merger and acquisition transactions we deemed to be comparable to the Offer and Merger; and

     (x) conducted such other financial analyses and investigations as we deemed necessary or appropriate for the purposes of the opinion expressed herein.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided by the Company to us and the representations contained in the Merger Agreement, and we have not undertaken any independent verification of such information or any independent valuation or appraisal of any of the assets of the Company. With respect to the financial forecasts referred to above, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available judgments of the management of the Company as to the future financial performance of the Company.

     We understand that the Board of Directors of the Company is to receive, in addition to but independent of the opinion expressed herein, the opinion of Gilford Securities, Inc. as to the fairness to the holders of the Company's Common Stock, from a financial point of view, of the consideration to be received in the Offer and the Merger.
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Members of the Board of Directors
March 17, 1995
Page 4



     In addition to our review and analysis of the specific information sent forth above, our opinion herein reflects and gives effect to our assessment of general economic, monetary and market conditions existing as of the date hereof as they may affect the business and prospects of the Company.

     In connection with the preparation of this opinion, we have not been authorized by the Company or its Board of Directors to solicit, nor have we solicited, third party indications of interest for the acquisition of all or any part of the Company.

     The opinion rendered herein does not constitute a recommendation of the Offer and Merger over any other alternative transactions which may be available to the Company. Furthermore, the opinion rendered herein does not constitute a recommendation by our firm that any stockholder of the Company accept the offer.

     Based on and subject to the foregoing, we are of the opinion that, as of this date, the consideration to be received by the holders of the Company's Common Stock pursuant to the Offer and the Merger is fair to such holders from a financial point of view.

                              Very truly yours,

                              ALLEN & COMPANY INCORPORATED



                              By:  /s/ JOHN A. SCHNEIDER
                                   -----------------------
                                   John A. Schneider
                                   Managing Director